Exhibit 99.1

Press release

WiLAN Adds Industry Veteran to Management Team

OTTAWA, Canada – August 12, 2013 – Wi-LAN Inc. (“WiLAN” or the “Company”) (TSX:WIN) (NASD:WILN) today announced that Mr. Mark Schneider has joined the company as a Senior Vice-President responsible for developing and managing licensing programs related to data management and medical device technologies.

Mr. Schneider brings over 30 years of experience in IP licensing and business development. Before joining WiLAN, Mark held the position of Senior Director, IP Business Unit & Legal Counsel at Skyworks Solutions. Prior to Skyworks, Mark held increasingly senior IP related roles at Hewlett Packard with his last role being Managing Director, IP Licensing, Hewlett Packard Legal.

"I am very pleased to welcome Mark to the WiLAN team,” said Jim Skippen, President & CEO. “Mark’s broad licensing industry experience and business development track record should prove invaluable as we diversify and grow our business.”

Mr. Schneider is a member of the Licensing Executive Society, the Association of Corporate Counsel and is an active member of the California State Bar.

About WiLAN

WiLAN, founded in 1992, is a leading technology innovation and licensing company. WiLAN has licensed its intellectual property to over 270 companies worldwide. Inventions in our portfolio have been licensed by companies that manufacture or sell a wide range of communication and consumer electronics products including 3G and 4G handsets, Wi-Fi-enabled laptops, Wi-Fi and broadband routers, xDSL infrastructure equipment, cellular base stations and digital TV receivers. WiLAN has a large and growing portfolio of more than 3,000 issued or pending patents. For more information: www.wilan.com.

Forward-looking Information

This news release contains forward-looking statements and forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and other United States and Canadian securities laws. The phrases “diversify and grow” and similar terms and phrases are intended to identify these forward-looking statements. Forward-looking statements and forward-looking information are based on estimates and assumptions made by WiLAN in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that WiLAN believes are appropriate in the circumstances. Many factors could cause WiLAN's actual performance or achievements to differ materially from those expressed or implied by the forward-looking statements or forward-looking information. Such factors include, without limitation, the risks described in WiLAN’s March 7, 2013 annual information form for the year ended December 31, 2012 (the “AIF”). Copies of the AIF may be obtained at www.sedar.com or www.sec.gov. WiLAN recommends that readers review and consider all of these risk factors and notes that readers should not place undue reliance on any of WiLAN's forward-looking statements. WiLAN has no intention and undertakes no obligation to update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

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Press release

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For media and investor inquiries, please contact:

Tyler Burns
Director, Investor Relations
O: 613.688.4330
C: 613.697.0367
E: tburns@wilan.com

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